Ur-Energy Closes Private Placement for C$17.25 Million

LITTLETON, Colo., Feb. 24, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce that it has closed a brokered private placement financing pursuant to which the Company sold 17,250,000 common shares (the "Shares") at a price of C$1.00 per Share for total gross proceeds of C$17,250,000 (the "Offering"). Dundee Securities Ltd., as sole bookrunner, and ROTH Capital Partners, LLC, acted as Agents for the Offering. The Offering included the exercise of an over-allotment option by the Agents for 2,250,000 Shares.

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The net proceeds are expected to be used for construction of Ur-Energy's Lost Creek uranium project in Wyoming, for possible acquisitions and for general corporate purposes.

Jeffrey Klenda, Chairman of the Company, stated, "This financing is an important component in Ur-Energy's development strategy of bringing its Lost Creek project into production. The financing allows us to continue to execute our business plan and demonstrates our ability to access the capital markets even in this challenging environment."

Blackrock, Inc. ("Blackrock"), an insider of the Company, through one of its investment advisory subsidiaries, subscribed for 2,000,000 Shares issued under the Offering. Following the Offering, Blackrock is expected to hold approximately 16.75% of the issued and outstanding shares of the Company. The participation of Blackrock in the Offering constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The board of directors of the Company determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and, along with the audit committee, unanimously approved the Offering, including Blackrock's participation. The material change report in respect of the transaction was not filed 21 days in advance of the closing of the Offering. The shorter period was necessary in order to permit the Corporation to close the Offering in a timeframe consistent with usual market practice for transactions of this nature and to respond to the uncertainty in the equity capital markets given the current global economic conditions.

A cash commission of 4.5% of the gross proceeds of the Offering was paid to the Agents. The Shares issued in the Offering are subject to a statutory hold period of four months and a day expiring on June 24, 2012. The Shares have not been registered in the United States under the Securities Act of 1933 ("Securities Act") or applicable state securities laws, and are subject to the restrictions on resale as set forth in the Securities Act.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including the use of proceeds from the Offering, timetables and construction at Lost Creek and future possible acquisitions, and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.